April 26, 2010

Kevin W. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (“the Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-10853

Dear Mr. Vaughn:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated April 12, 2010, concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Commission on February 26, 2010.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The amounts reflected in the example disclosures throughout this response were derived from BB&T’s financial results for the period ended December 31, 2009 and earlier periods. These amounts are shown for illustrative purposes only. Future filings will reflect disclosures that are consistent with these example disclosures and include all required comparative information.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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General

1.

Comment: We note your disclosure on page 47 that you believe that asset quality measures excluding the covered loans are generally more meaningful and therefore you disclose amounts and ratios that both include and exclude covered assets. We agree that separate disclosure is very relevant and useful for investors. In all future filings with the Commission (including Form 8-K’s as applicable), please include a discussion of the impact that the accounting related to your purchased loans has on your various credit quality ratios and trends. Specifically identify the ratios particularly affected and explain that certain ratios may not be comparable across quarters or years or comparable to other portfolios that were not impacted by purchase accounting. Tell us whether covered assets are excluded from both the numerator and denominator, as applicable, for ratios disclosed as excluding covered assets.

Response:

In future filings, we intend to provide additional discussion pertaining to the purchase accounting impact on significant credit quality ratios and trends to ensure clarity of our disclosures. We have summarized these additional disclosures as follows (additional disclosure has been italicized):

Substantially all of the loans acquired in the Colonial acquisition are covered by loss sharing agreements with the FDIC, whereby the FDIC reimburses BB&T for the majority of the losses incurred. In addition, all of the loans acquired were recorded at fair value as of the acquisition date without regard to the loss sharing agreements. Loans were evaluated and assigned to loan pools based on common risk characteristics. The determination of the fair value of the loans resulted in a significant write-down in the carrying amount of the loans, which was assigned to an accretable or nonaccretable balance, with the accretable balance being recognized as interest income over the remaining term of the loan. In accordance with the acquisition method of accounting, there was no allowance brought forward on any of the acquired loans, as the credit losses evident in the loans were included in the determination of the fair value of the loans at the acquisition date and are represented by the nonaccretable balance. The majority of the nonaccretable balance is expected to be received from the FDIC in connection with the loss share agreements and is recorded as a separate asset from the covered loans and reflected on the Consolidated Balance Sheets. As a result, all of the loans acquired in the Colonial acquisition were considered to be accruing loans as of the acquisition date. In accordance with regulatory reporting standards, covered loans that are contractually past due will continue to be

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United States Securities and Exchange Commission
April 26, 2010
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reported as past due and still accruing based on the number of days past due.

Given the significant amount of acquired loans that are past due but still accruing, BB&T believes the inclusion of these loans in certain asset quality ratios including “Loans 30-89 days past due and still accruing as a percentage of total loans and leases,” “Loans 90 days or more past due and still accruing as a percentage of total loans and leases,” “Nonperforming loans and leases as a percentage of total loans and leases” and certain other asset quality ratios that reflect nonperforming assets in the numerator or denominator (or both) results in significant distortion to these ratios. In addition, because charge-offs related to the acquired loans are recorded against the nonaccretable balance, the net charge-off ratio including the acquired loans is lower for portfolios that have significant amounts of acquired loans. The inclusion of these loans in the asset quality ratios described above could result in a lack of comparability across quarters or years, and could negatively impact comparability with other portfolios that were not impacted by acquisition accounting. BB&T believes that the presentation of asset quality measures excluding covered loans and related amounts from both the numerator and denominator provides better perspective into underlying trends related to the quality of its loan portfolio. Accordingly, the asset quality measures in Table 11 present asset quality information both on a consolidated basis as well as excluding the covered assets and related amounts.

Consistent with BB&T’s belief that the presentation of certain asset quality measures excluding the impact of covered loans is more meaningful, certain information reflected in Tables 12, 13-1, 14-1, 14-2 and 14-3 has been adjusted to exclude the impact of covered loans and foreclosed property. These adjustments have been identified and explained in the footnotes to each table.

We confirm covered assets are excluded from both the numerator and denominator, as applicable, for ratios disclosed as excluding covered assets. We will also provide clarification related to the calculation of significant ratios (i.e. whether covered assets are excluded from both the numerator and denominator) in future filings. We believe that such clarification may be accomplished by including a footnote to the “Asset Quality Ratios (excluding covered loans and foreclosed property)” subtitle as follows:

These asset quality ratios have been adjusted to remove the impact of covered loans and foreclosed property. Adjustments to the numerator and denominator that were deemed necessary have been reflected in the calculation of these ratios.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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2.

Comment: As disclosed on page 18, your real estate—construction and land development loans portfolio totaled $15.3 billion at December 31, 2009 which represented about 15% of your total loan portfolio. We also note that it appears that this portfolio has a relatively high amount credit risk. Please revise future filings to disclose the following information related to construction loans with interest reserves:

a. b.

Your policy for recognizing interest income on these loans.

How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

c.	Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

d.	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

e.	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

f.

Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Response:

We will revise future filings to disclose certain additional information related to construction loans with interest reserves. Please refer to the following additional disclosure that we intend to reflect in future filings:

In the normal course of business, residential acquisition, development and construction, commercial construction or commercial land/development loan agreements may include an interest reserve account at inception. An interest reserve allows the borrower to add interest charges to the outstanding loan balance during the construction period. Interest reserves provide an effective means to address the cash flow characteristics of a real estate construction loan. Loan agreements containing an interest reserve generally require more equity to be contributed by the borrower to the construction project at inception. Loans with interest reserves are

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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subject to substantially similar underwriting standards as loans without interest reserves.

Loans with interest reserves are closely monitored through physical inspections, reconciliation of draw requests, review of rent rolls and operating statements and quarterly portfolio reviews performed by senior management. When appropriate, extensions, renewals and restructurings of loans with interest reserves are approved after giving consideration to the project's status, the borrower's financial condition, and the collateral protection based on current market conditions. In connection with the extension, renewal or restructuring of a loan with an interest reserve, additional interest reserves may be funded by the client, partially funded by the client and BB&T, or fully provided by BB&T. Typically, interest reserves provided by BB&T are secured by additional collateral and are limited to more conservative advance rates on the pledged collateral. These loans must also be supported by an analysis of the client’s willingness and capacity to service the debt.

Interest that has been added to the balance of a loan through the use of an interest reserve is recognized as income only if the collectability of the remaining contractual principal and interest payments is reasonably assured. If a loan with interest reserves is in default and deemed uncollectible, interest is no longer funded through the interest reserve. Interest previously recognized from interest reserves generally is not reversed against current income when a construction loan with interest reserves is placed on nonaccrual status.

At December 31, 2009, approximately $2.4 billion of BB&T’s loan portfolio, excluding covered loans, have active interest reserves (i.e. current funding of interest charges through a reserve). Interest income related to loans with active interest reserves totaled approximately $21.0 million, which represented 1.2% of total interest income for the quarter ended December 31, 2009.

As indicated above, interest reserves related to covered loans have been excluded from the proposed footnote disclosure. We believe that the credit risk associated with this population of loans is substantially mitigated by the loss sharing agreements with the FDIC.

Also as indicated above, the decision to extend, renew or restructure a loan with interest reserves is based on an analysis of the client’s willingness and capacity to service the debt, and gives appropriate consideration to the current fair market value of collateral related to the loan and guarantor support. These restructuring transactions frequently result in the borrower providing additional collateral or guarantor support. We believe that the consistent application of these procedures provides us with a reasonable basis to

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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conclude that interest reserves have not been advanced to prevent a loan from becoming non-performing.

We began tracking the amount of interest income capitalized through interest reserves in the second quarter of 2009 in response to certain Call Report changes. As a result, comparative information that includes periods prior to April 1, 2009 is not currently available and the cost to reconstruct this data outweighs the benefits. As of December 31, 2009, BB&T no longer met the regulatory thresholds established by the FDIC for continuing to report interest reserve information. Consequently, for 2010, we will not be presenting interest reserve information in the Call Report.

We have not maintained the data necessary to quantify the amount of capitalized interest in our loan portfolio, nor do we believe that such information is readily obtainable based on certain information-technology constraints. At December 31, 2009, loans with active interest reserves on nonaccrual status totaled approximately $86 million. We do not believe that the disclosure of such information is warranted based on the insignificant exposure to loans with interest reserves in relation to our overall loan portfolio.

Asset Quality and Credit Risk Management, page 45

3.

Comment: Please revise future filings to discuss the changes in your non-accrual policy for mortgages as discussed in your Q4 2009 Earnings Conference Call and quantify its impact on your disclosed credit quality ratios, statistics and trends.

Response:

As discussed during our fourth quarter 2009 earnings conference call on January 22, 2010, we adopted a more conservative approach related to reclassifying mortgage loans from non-accrual status to accrual status, resulting in a higher level of mortgage loans reflected in non-accrual status than would have been reflected prior to this change. At December 31, 2009, non-accrual mortgage loans were approximately $120 million higher than what would have been reported under the prior approach.

Prior to the change, mortgage loans were classified as nonaccrual based upon their contractual delinquency. Mortgage loans were returned to accruing status once they fell below the delinquency threshold. We implemented a change to require that a mortgage loan be brought current from a delinquency reporting perspective and we expect repayment of the remaining contractual balances.

While this approach represents an improvement to our consolidated financial reporting, we do not believe that this change had a material impact on operating results, or trends in operating results, for any period presented. For clarity, we will provide additional disclosure in future filings related to this change in approach. This disclosure will be reflected in the footnotes to the “Asset Quality Ratio” table as follows:

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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During the latter half of 2009, BB&T revised its policy related to the reclassification of mortgage loans from non-accrual to accrual status. This change in approach resulted in an increase to reported non-performing loans and leases and non-performing assets for the fourth quarter of 2009 that totaled approximately $120 million (approximately 4.6%). This change also impacted the ratios that reflect non-performing loans and leases or non-performing assets.

Shareholders’ Equity, page 58

4.

Comment: We note you repurchased all shares of the Series C Fixed Rate Cumulative Perpetual Preferred Stock and the warrant to purchase up to 13,902,573 shares of common stock issued to the U.S. Treasury as part of the Capital Purchase Program. Please revise future filings to:

a.	Disclose the valuation model and actual assumptions used to value the warrant at the repurchase date.

b.	Discuss any significant differences between the methodologies used to value the warrant when originally issued as compare to the repurchase date.

c.	Disclose whether the repurchase of the preferred stock had any effect on your calculation of earnings per share. Refer to EITF Topic D-42.

d.

Disclose whether you have any continuing obligations to the Federal Government. For example, whether you continue to provide reports regarding your financial condition, whether you continue to be subject to executive compensation rules, etc.

Response:

We advise the Staff that the preferred stock was redeemed on June 17, 2009 for its face amount of $3.134 billion plus accrued and unpaid dividends. The related warrant was repurchased on July 22, 2009 for $67 million in cash.

a.

The purchase price of the warrant was derived through arm’s-length negotiations with the U.S. Department of the Treasury (“U.S. Treasury”) and was not derived based upon valuations commissioned by the Board of Directors of BB&T. To the extent applicable, we will revise future filings to disclose (additional disclosure is italicized) the following:

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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On July 22, 2009, BB&T repurchased the warrant to purchase up to 13,902,573 shares of its common stock, which was issued to the U.S. Treasury on November 14, 2008, as part of the Capital Purchase Program, for $67 million based upon an arm’s-length negotiation with the U.S. Treasury.

b.

The terms of sale for the preferred stock and the warrant, including the size and pricing of the warrant, were dictated by the U.S. Treasury’s Troubled Asset Relief Program (“TARP”) Capital Purchase Program. At the time of issuance, the estimated fair value of the warrant was $45 million, based on the results of a Black-Scholes valuation model. The total TARP proceeds were allocated to the preferred stock and the warrant based upon their relative fair values. Since the aggregate fair value of the preferred stock and the warrant was less than the proceeds from the combined issuance, we ultimately allocated $52 million of the TARP proceeds to the warrant. Since all of the instruments associated with TARP have been redeemed, we do not believe future disclosure is warranted.

c.

The cash paid to redeem the preferred stock was approximately $47 million greater than its carrying amount. This excess reduced earnings available to common shareholders in computing earnings per share. The impact was approximately $0.08 per diluted share. To the extent applicable, we will revise future filings to disclose:

In the second quarter of 2009, BB&T recognized $47 million, or $0.08 per diluted share, as a reduction in earnings available to common shareholders to account for the difference between the amortized cost of the preferred stock and the repurchase price.

d.

We repurchased the preferred stock on June 17, 2009. Pursuant to the Interim Final Rules issued June 10, 2009 by the U.S. Treasury, the corporate governance and executive compensation provisions of Section 111 of the Emergency Economic Stabilization Act of 2008, as amended (“EESA”), apply during the period that the preferred stock remained outstanding. In addition, TARP recipients continue to have certain reporting obligations under EESA. On March 23, 2010, we received a request from the Office of the Special Master for TARP Executive Compensation to provide compensation information relating to compensation paid to senior executive officers and the next twenty most highly compensated employees. We responded to this request on April 20, 2010.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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Note 3. Securities, page 108

5.	Comment: Please revise future filings to present your investment in Federal Home Loan Bank stock outside of securities available for sale. Refer to ASC 942-325-45.

Response:

In future filings, we will present Federal Home Loan Bank (“FHLB”) stock, which totaled approximately $656 million at cost at December 31, 2009, in “Other assets” for all periods presented. In addition, we will update the Summary of Significant Accounting Policies footnote, the Securities footnote and the Fair Value Disclosures footnote to reflect this change.

We will also reclassify the FHLB stock from “Other securities” to “Other earning assets” in the “FTE Net Interest Income and Rate/Volume Analysis” for all periods presented.

Note 4. Loans and Leases, page 112

6.

Comment: We note your disclosure on page 114 that restructured loans may continue to accrue interest as long as the borrower complies with the revised terms and conditions and has demonstrated repayment performance with the modified terms. We also note your disclosure on pages 47 and 97 regarding the accrual status of restructured loans. Given the increasing amounts of restructured loans and your statement during your Q4 2009 Earnings Conference Call that 85% to 88% of restructured loans are still accruing, please revise future filings to clearly and comprehensively discuss your nonaccrual policies for restructured loans.

a.	Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.

b.

For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms.

c.

For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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d.

Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status.

Response:

Our accounting policies related to determining when loans should be placed on non-accrual status conform to guidelines prescribed by U.S. generally accepted accounting principles and by bank regulatory authorities. These policies are consistently applied to our loan portfolio, irrespective as to whether loans have been classified as a troubled debt restructuring. We acknowledge the Staff’s comment related to the increasing amounts of restructured loans and in future filings we will disclose additional information related to the factors considered in determining the accrual status of troubled debt restructurings as follows:

Troubled debt restructurings (“restructurings”) can involve loans remaining on non-accrual, moving to non-accrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. These restructurings have most often occurred within BB&T’s commercial, mortgage and consumer loan portfolios.

In connection with commercial restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower’s current capacity to pay, which among other things may include a review of the borrower’s current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, and an evaluation of secondary sources of payment from the client and any guarantors. This evaluation also includes an evaluation of the borrower’s current willingness to pay, which may include a review of past payment history, an evaluation of the borrower’s willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower’s future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest and trends indicating improving profitability, collectability of receivables, etc.

The evaluation of mortgage and consumer loans includes an evaluation of the client’s debt to income ratio, credit report, property value, loan

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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vintage, and certain other client-specific factors that have impacted their ability to make timely principal and interest payments on the loan.

With respect to the Staff’s request in item (c), as more fully described in our response to the Staff’s question #9, we have entered into one commercial loan restructuring transaction whereby the existing loan was restructured into two new loans. This transaction resulted in a charge-off totaling approximately $3 million on a loan totaling approximately $7 million. We are not aware of any additional transactions where a portion of a loan was charged-off and the remaining credit was classified in accruing status.

In response to the Staff’s request in item (d), we will revise future filings to clarify the criteria that are used in determining whether a restructured non-accrual loan should be returned to accrual status (deleted language has been struck through, additional language has been italicized):

Troubled debt restructurings (“restructurings”) generally occur when a borrower is experiencing, or is expected to experience, financial difficulties in the near-term. As a result, BB&T will work with the borrower to prevent further difficulties, and ultimately to improve the likelihood of recovery on the loan. To facilitate this process, a concessionary modification that would not otherwise be considered may be granted resulting in classification as a restructuring. Restructurings can involve loans remaining on non-accrual, moving to non-accrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. ~~Generally, a nonaccrual loan that is restructured remains on nonaccrual for a period of six months to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower’s ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a nonaccrual loan.~~ With respect to commercial restructurings, an analysis of the credit evaluation described above, in conjunction with an evaluation of the borrower’s performance prior to the restructuring, are considered when evaluating the borrower’s ability to meet the restructured terms of the loan agreement. Restructured non-accrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower’s financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower’s sustained historical repayment performance for a reasonable period (generally a minimum of six months)

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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prior to the date on which the loan is returned to accrual status. Sustained historical repayment performance for a reasonable time prior to the restructuring may be taken into account.

In connection with mortgage and consumer loan restructurings, a non-performing loan will be returned to accruing status when current as to principal and interest and upon a sustained historical repayment performance (generally a minimum of six months).

7.

Comment: Please revise future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions.

Response:

On a historical basis, we have not maintained the data necessary to accurately quantify the types of concessions made in connection with troubled debt restructurings. Further, we note that certain restructuring transactions may reflect more than one concession. As a result, quantification of the types of concessions in these transactions is not currently feasible. If we conclude that such quantification would provide meaningful insight into these transactions, we will consider implementing the changes in data collection that would be necessary to provide accurate data related to the types of concessions offered.

While we have seen a significant increase in troubled debt restructurings over the last year and have some insight into certain short-term (i.e. three to six months) trends related to these transactions, we have not yet generated a significant amount of data related to the long-term success of these transactions. We believe that re-default rates measured over a longer term are more meaningful than such rates measured shortly after the restructuring transaction. We will continue to evaluate the availability of data that provides insight into these longer term trends and will consider the disclosure of such information in future filings.

In the interest of being fully responsive to the Staff’s request, we have summarized certain re-default information that has been collected thus far. This data relates to mortgage lending restructuring transactions that occurred between January 1, 2009 and March 31, 2010:

•	As of March 31, 2010, approximately 75% (based on unpaid principal balance) of restructured mortgage loans were current under the modified terms of the loan.
•	Relative to peers, restructured mortgage lending loans appear to be performing well in comparison to certain industry-wide statistics. We

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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note that the Wall Street Journal reported that an OCC and OTS report indicated that 18.7% of loans modified in the second quarter of 2009 were at least sixty days past due three months after the modification. Only 10.3% of loans modified by BB&T’s Mortgage Lending group in the second quarter of 2009 were at least sixty days past due three months after the modification.

•

The average modified rate relating to restructured mortgage loans is approximately 5.36% and the average rate reduction is approximately 1.52%. BB&T’s average modified rate is approximately 37.5 basis points higher than the prevailing conforming rate.

Future filings will reflect additional disclosure related to the nature of troubled debt restructurings as follows (additional disclosure italicized):

The majority of BB&T’s commercial lending loan modifications ~~relate to commercial lending and involve extending the term of the loan~~ that are considered restructurings involve an extension of the term of the loan without a sufficient corresponding adjustment to the risk premium reflected in the interest rate. ~~In these cases,~~ BB&T does not typically lower the interest rate ~~or~~ and rarely forgives principal or interest as part of ~~the~~ a commercial loan modification. In addition, BB&T frequently ~~it is common for BB&T to obtain~~ obtains additional collateral or guarantor support when modifying such loans. The majority of BB&T’s mortgage and consumer loan modifications that are considered restructurings involve a reduction in the interest rate to a below market rate and/or an increase in the term of the loan without a corresponding adjustment to the risk premium reflected in the interest rate. These modifications rarely result in the forgiveness of principal or interest.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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8.

Comment: Please revise future filings to clearly disclose the total amount of troubled debt restructurings at each period end, the amount that are accruing, the amount that are considered impaired, and the related valuation allowance.

Response:

We acknowledge the Staff’s comment and we intend to supplement the disclosures related to troubled debt restructurings in future filings as follows:

Proposed Addition to Asset Quality Analysis (in italics)

	As of/For the Quarter Ended
	12/31/2009	9/30/2009	6/30/2009	3/31/2009

Nonperforming Assets (1)
Nonaccrual loans and leases
Commercial loans and leases	$1,651	$1,610	$1,252	$1,028
Direct retail loans	197	187	144	120
Sales finance loans	7	7	6	7
Mortgage loans	767	666	595	481
Specialized lending	96	103	94	91
Total nonaccrual loans and leases	2,718	2,573	2,091	1,727

Foreclosed real estate	1,451	1,326	1,201	958
Other foreclosed property	58	53	48	65

Total nonperforming assets
(excluding covered assets) (2)	$4,227	$3,952	$3,340	$2,750

Performing restructurings (3)
Commercial loans and leases	$413	$68	$54	$37
Direct retail loans	132	116	95	40
Revolving credit loans	54	51	47	42
Mortgage loans	471	302	206	115
Specialized lending	-	-	-	-
Total performing restructurings	$1,070	$537	$402	$234

(1)	Covered and other acquired loans are considered to be performing due to the application of the accretion method.
(2)	Excludes foreclosed real estate totaling $160 million and $151 million at December 31, 2009 and September 30, 2009, respectively that are covered by FDIC loss sharing agreements.
(3)

Excludes restructurings that are nonperforming totaling $248 million, $108 million, $49 million and $19 million at December 31, 2009, September 30, 2009, June 30, 2009 and March 31, 2009, respectively. Amounts are included in nonperforming assets. Prior period amounts have been revised to reflect the retrospective application of more definitive regulatory guidance.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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In addition, while we previously presented performing TDRs in paragraph form, we intend to revise the footnote disclosure to provide a table related to troubled debt restructurings to achieve better clarity and include the Staff’s comment to disclose the amount of valuation allowance attributable to TDRs as follows (additional disclosure has been italicized):

The following table summarizes loans that continue to accrue interest under the terms of restructurings (“performing restructurings”):

December 31,
2009 (1)
Performing restructurings:
Commercial loans and leases	$413
Direct retail loans	132
Revolving credit loans	54
Residential mortgage loans	471
Specialized lending loans	-
Total performing restructurings	$1,070
Nonperforming restructurings (2)	248

Total restructurings (3)	$1,318

(1)	Prior period amounts have been revised to reflect the retrospective application of more definitive regulatory guidance.
(2)	Nonperforming restructurings are included in nonaccrual loan disclosures.
(3)	All restructurings are considered impaired. The allowance for loan and lease losses attributable to these restructured loans totaled $164 million at December 31, 2009.

9.

Comment: Please tell us and revise your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please revise your future filings to disclose the following:

a.	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b.	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c.

Discuss the general terms of the new loans and how the A note and B note differ, particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d.	Clarify whether the B note is immediately charged-off upon restructuring.

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United States Securities and Exchange Commission
April 26, 2010
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e.

Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

f.	Confirm the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response:

Through March 31, 2010, we identified one commercial transaction that resulted in a single loan that totaled $7 million being restructured into two separate loans. This transaction resulted in a charge-off totaling $3 million. Given the minor amounts involved, we do not believe that separate disclosure of the transaction is warranted. We are currently evaluating the merits of split-note restructuring transactions and to the extent such transactions reach a significant level we will include appropriate disclosures in our future filings.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
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10.	Comment: Please tell us and revise your future filings to address the following regarding your construction or commercial loans:

a.

Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered impaired due to the existence of guarantees. If so, tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

b.

Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

c.	Address how you evaluate the guarantor’s reputation and how this translates into your determination of the ultimate provision or charge-off recorded.

d.	Address how the guarantor’s reputation impacts your ability to seek performance under the guarantee.

e.	Address how many times you have sought performance under the guarantee discussing the extent of the successes.

f.	Address how you evaluate the guarantor’s willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded.

g.

When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:

Our policy and practice is to obtain personal guarantees on loans made to closely held businesses. While our primary underwriting is focused on the borrower’s ability to repay the loan, we underwrite the guarantor’s capacity and willingness to support the debt service on the loan as a secondary source of repayment should the borrower be unable to meet the loan’s repayment requirements.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
Page - 18 -

Given the currently weak economic conditions, we are seeing an increase in loans where full repayment can no longer be assured from the primary source of repayment. In these cases, it is not uncommon for the guarantor to start supplementing the repayment of the loan from outside cash flow and/or liquidity. When a guarantor exhibits the documented capacity and willingness to support the loan, we may consider extending the loan maturity and/or temporarily deferring principal payments, if the ultimate collection of both principal and interest is not in question. In these cases, we may not deem the loan to be impaired due to the documented capacity and willingness of the guarantor to repay the loan.

The guarantor’s capacity is typically documented by financial statements showing excess outside cash flow and/or liquidity verified by copies of bank and brokerage statements that can be used to support the loan. Willingness is judged by past and current actions supporting the loan, such as agreeing to add collateral, making principal curtailments, and/or supplementing required payments.

It is our expectation that the guarantor on the loan will use their available resources to support the loan due to the clear agreement of the guarantor to do so under the terms of the loan and the guarantee agreement. Therefore, after reasonable efforts are made to ask the guarantor to perform under the terms of the loan and the guarantee agreement, it is our general practice to legally enforce the obligations of the guarantor.

If impaired, loans are typically carried at no greater than the appraised value of the collateral. In certain limited instances impaired loans can be deemed to be “not collateral-dependent.” In these cases, we document the capacity and willingness of the guarantor to support the repayment of the loan amount in excess of the appraised value of the collateral in the same manner as referenced above. As of February 28, 2010 (the date of the last specific reserve analysis) we identified twelve relationships that were deemed “not collateral-dependent” where the principal balance of the loans exceeded the underlying collateral value. The total outstanding principal balance of such loans totaled approximately $54 million, with gross collateral value totaling approximately $36 million.

Based on the Staff’s request to provide additional disclosure in future filings related to our consideration of guarantees in connection with our evaluation of loans for impairment, we intend to supplement our disclosures related to our reserve policy and methodology as follows (additional disclosure has been italicized):

On a quarterly basis, BB&T reviews all commercial lending relationships with outstanding debt of $2 million or more that have been classified as substandard or doubtful. While this review is largely focused on the borrower’s ability to repay the loan, we also consider the capacity and willingness of a loan’s guarantors to support the debt service on the loan as a secondary source of repayment. When a guarantor exhibits the documented capacity and willingness to support the loan,

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
Page - 19 -

we may consider extending the loan maturity and/or temporarily deferring principal payments if the ultimate collection of both principal and interest is not in question. In these cases, we may not deem the loan to be impaired due to the documented capacity and willingness of the guarantor to repay the loan.

Loans are considered impaired when the borrower (or guarantors in certain circumstances) does not have the cash flow capacity or willingness to service the debt according to contractual terms, or it does not appear reasonable to assume that the borrower will continue to pay according to the contractual agreement.

Note 8. Loan Servicing, page 117

11.

Comment: We note that you have recourse exposure related to the sale of residential mortgage loans and related to loss sharing agreements on commercial loans serviced for others. Please revise future filings to:

a.	Disclose the methodology used to estimate the reserves related to the above exposures.

b.	Discuss the level and type of recourse claims you have received, any trends identified, and your “success rate” in avoiding paying claims.

c.

Discuss your methods for settling recourse claims. Specifically, disclose whether you repurchase loans outright or whether you simply make a settlement payment to them. If the former, discuss any significant effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

d.	Disclose the time limit of your recourse obligation and any trends by loan vintage.

e.	Provide a roll forward of your reserves for the periods presented.

Response:

Our consolidated financial statements at December 31, 2009 reflected reserves related to recourse exposure on certain residential mortgage loans and commercial loans serviced for others totaling $6 million and $12 million, respectively. We believe the minor size of these reserves indicates that further disclosure is not warranted. However, in the interest of being fully responsive to the Staff’s request, we have summarized the information requested below:

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
Page - 20 -

Residential Mortgage Loans

While the majority of our loan sales to government sponsored entities (“GSEs”) carry no recourse obligations in the event of a credit loss, certain loan securitization transactions and loan sales executed since 2003 have included provisions that obligate BB&T to reimburse the GSE for a portion of incurred credit losses. As noted in our December 31, 2009 Form 10-K, these recourse obligations result in a maximum credit exposure totaling $667 million for which we have recorded a $6 million reserve.

At the inception of these securitization transactions, we recognized a liability representing the fair value of our recourse obligation. In subsequent periods, we adjust this liability to reflect the likelihood of BB&T being required to perform under this guarantee. This assessment includes consideration of current and estimated future migration rates, current economic conditions and trends including credit quality, concentrations, aging of the portfolio, and significant policy and underwriting changes.

The following table summarizes recourse claims received in connection with these recourse obligations over the last three years:

Year incurred	Recourse
claims
incurred (in
millions)

2007	$-
2008	2
2009	1

Total	$3

Substantially all of the claims related to the recourse obligations described above have been settled through the payment of a settlement amount to the GSE based on the ultimate loss incurred. The estimate of the reserve required in connection with these recourse obligations gives appropriate consideration to trends related to ultimate loss incurred.

In certain circumstances, our recourse obligation terminates after certain conditions are met (e.g. timely payment of principal and interest for a period of twelve consecutive months). However, a significant portion of the recourse obligation extends for the life of the underlying loans. The reserve estimate calculation described above gives appropriate consideration to the population of loans that carry a recourse obligation, and specific trends related to loan vintage.

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
Page - 21 -

Changes in the reserve related to this recourse exposure for the quarters ended March 31, 2010 and 2009 were as follows (in millions):

	For the quarters ended
	March 31
	2010	2009

Beginning balance	$6	$3

Provision	1	-
Payments	(1)	-

Ending balance	$6	$3

Commercial Loans Serviced for Others

We also originate, underwrite, close and service certain commercial mortgage loans that we sell to Fannie Mae under Fannie Mae’s Delegated Underwriting and Servicing (“DUS”) program. We assume up to one-third of the risk of loss on unpaid principal balances of loans sold to Fannie Mae under the DUS program for the life of the loan.

Our participation in the DUS program resulted in a maximum recourse exposure totaling approximately $1.1 billion for which we have recorded a $12 million reserve. The reserve calculation reflects certain significant assumptions including standard default rates, probability of loss and average loss experience that are based on certain commercial mortgage-backed security industry data that is updated on an annual basis to reflect current trends. This calculation also reflects unpaid principal balances of loans sold to Fannie Mae under the DUS program, and negotiated risk percentages by loan vintage. In addition, we record a reserve based on an assessment of the probability of loss on certain past due loans.

We have incurred claims totaling approximately $1 million in connection with our exposure under the DUS program, for loans originated between November 1, 2007 and March 31, 2010. Given the limited amount of claims incurred and the short time period that we have been participating in this program, management has not identified any significant trends that may be considered in estimating our reserve requirement. We believe that significantly all claims received in connection with the DUS program will be settled through a settlement payment to Fannie Mae, which will be determined by applying the negotiated loss sharing percentage to the ultimate loss incurred. Through March 31, 2010, we have not entered into any settlement agreements related to our exposure under the DUS program.

Changes in the reserve related to this recourse exposure for the quarters ended March 31, 2010 and 2009 were as follows:

Kevin W. Vaughn
United States Securities and Exchange Commission
April 26, 2010
Page - 22 -

	For the quarters ended March 31
	2010	2009
Beginning balance	$12	$8
Provision	2	1
Payments	-	-
Ending balance	$14	$9

If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Sr. Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

Cindy B. Powell

cc: Daryl N. Bible, Chief Financial Officer, BB&T Corporation